Letterhead of Willkie Farr & Gallagher LLP

VIA EDGAR

December 7, 2006

Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

Re:	Legg Mason Partners Variable Portfolios III, Inc. (the “Company”)

(Securities Act File No. 033-75644;

Investment Company Act File No. 811-08372)

Ladies and Gentlemen:

On behalf of Legg Mason Partners Variable Aggressive Growth Portfolio and Legg Mason Partners Variable Large Cap Growth Portfolio (each, a “Fund,” and collectively, the “Funds”), each a series of the Company, we set forth below the Company’s responses to the comments of the Securities and Exchange Commission’s (the “Commission”) staff (the “Staff”) on Amendment No. 29 to the Company’s Registration Statement (“Amendment No. 29”) that were provided by Michael Kosoff of the Staff in a telephone conversation with the undersigned on November 15, 2006. For the convenience of the Staff, the substance of those comments has been set forth below. The Company’s responses to a particular comment are set out immediately under the restated comment. Page references in the Company’s responses are to the Company’s Prospectus (the “Prospectus”) or the revised Statement of Additional Information (the “SAI”) filed as part of Amendment No. 29. A post-effective amendment being filed pursuant to Rule 485(b) of the Securities Act of 1933, as amended, incorporating responses to the Staff’s comments as well as incorporating other non-material changes, will be made in mid-December.

PROSPECTUS:

1.	Comment: Please confirm that the Funds’ new breakpoint schedules became effective on November 1, 2005.

Response: As noted on page 5 (footnote *), the new breakpoint schedules became effective on November 1, 2005.

2.	Comment: Please name the transfer agent selected by the Board on November 21, 2005.

Response: As noted on page 9 of the Prospectus, PFPC Inc. was appointed as the transfer agent for each Fund on November 21, 2005.

3.	Comment: Please provide the address of the Commission’s public reference room on the last page of the Prospectus.

Securities and Exchange Commission

December 7, 2006

Response: We have made the requested change.

4.	Comment: Please confirm that the description of each portfolio manager’s work experience covers the last five years.

Response: All biographies cover the past five years.

Statement of Additional Information

5.	Comment: On page 93 under “Other Information About the Company” please disclose the existence of both Class I and Class II shares.

Response: As requested, we have made this change. Note that until May 1, 2007 Class I shares will be called “non-designated” shares.

6.	Comment: On page 3 please confirm that the description of Mr. Greeven’s business experience covers the past five years.

Response: The description of Mr. Greeven’s business experience covers the past five years.

7.	Comment: On page 55 under “Disclosure of Portfolio Holdings” please discuss whether there are any “ad hoc” disclosure procedures.

Response: There are no “ad hoc” disclosure procedures. To the extent any exceptions are made to the procedures, Page 56 of the statement of additional information says that “any exceptions to the policy must be consistent with the purposes of the policy” and that “exceptions are considered on a case-by-case basis and are granted only after a thorough examination and consultation with CAM’s legal department, as necessary.”

8.	Comment: On page 67, if known, please state when proxy materials will be mailed.

Response: Disclosure of the proxy mailing dates has been added.

Securities and Exchange Commission

December 7, 2006

9.	Comment: Please discuss the differences between a Maryland corporation and a Maryland business trust.

Response: In the first quarter of 2006, the Corporation will become a Maryland business trust. (In fact, this is a two step restructuring under which the Corporation will first become a Massachusetts business trust and then a Maryland business trust.) We do not believe that a comparison between structures needs to be described to investors for the following reasons: First, we believe that this type of comparative disclosure would be useful in the context of a proxy where shareholders were voting to approve a change in domicile. However, given that the Company’s governing documents do not require a shareholder vote on such matters, and that the statement of additional information is not a proxy, we do not agree that such disclosure is needed in this registration statement. Second, the statement of additional information already includes a description of Maryland business trusts. Although we believe that this disclosure is not required and could be discussed in a supplement once the Company officially becomes a Maryland business trust, we opted to include a description in this statement of additional information in order to provide as much disclosure as possible. Third, the requested disclosure is not required by federal securities laws and would add unnecessary complexity and confusion to the statement of additional information. Note that in the case of fundamental investments objectives we do set forth current and future investment objectives because (1) such change must be voted on by shareholders and (2) we believe that this is of material importance to shareholders as it relates to how the Funds invest their assets.

We hope the Staff finds this letter responsive to the questions posed.

Any questions or comments on this response should be directed to the undersigned at (212) 728-8000.

Very truly yours,

/s/ Aaron D. Wasserman
Aaron D. Wasserman

cc:	Michael Kosoff, Division of Investment Management

Marc de Oliveira